NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Mondelez International, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SumOfUs

ADDRESS OF PERSON RELYING ON EXEMPTION: 2443 Fillmore St #380-1279, San Francisco, CA 94115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Vote FOR Proposal #4 to evaluate the Climate Impact of Deforestation in the Cocoa Supply Chain at Mondelez (NASDAQ: MDLZ) Meeting Date: May 15, 2019

Dear Mondelez shareholder:

SumOfUs urges you to vote FOR Proposal 4 at the annual meeting of Mondelez shareholders on May 15, 2019.1 Proposal 4 calls on Mondelez to report on how it is curtailing the impact on the Earth’s climate caused by deforestation in the company’s cocoa supply chain.

Mondelez uses cocoa in several of its branded products, and Mondelez subsidiary Cadbury is the second largest confectionery company in the world. Cocoa is a driver of climate change caused by deforestation in Africa, Asia and South America. Millions of acres of forest have been cut down for cocoa production.2 The Global Forest Network recently reported that Ghana and Ivory Coast recorded the biggest percentage rises in rainforest destruction in 2018, driven by gold mining and cocoa farming.3 Recent academic research demonstrates that supplier sustainability risks are associated with a 1% drop in shareholder wealth.4

Companies with cocoa sourcing policies similar to Mondelez’ have suffered strong public criticism related to deforestation, human rights abuses and biodiversity concerns. Although Mondelez launched Cocoa Life in 2012 to sustainably source all cocoa by supporting cocoa farmers and their communities, the company lacks disclosure of time-bound goals and key indicators used to measure performance. Mondelez cocoa supplier Cargill has received negative publicity and legal risk for buying cocoa grown by child slaves.5

A growing number of peer companies such as Lindt & Sprungli, Cemoi, Halba, Valhrona, Godiva, and Hershey’s have pledged to develop transparent, traceable deforestation-free cocoa supply chains, and committed fully to agroforestry. Mondelez’ competitors have cocoa practices, policies and public statements that are stronger than Mondelez’ and pledge to implement them by as soon as 2020, whereas Mondelez’ goals for implementation are less ambitious. This trend indicates that sourcing sustainable cocoa is feasible and raises the bar for the entire food and beverage sector, heightening risks and opportunities to Mondelez.

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1

For text of shareholder proposal, please see https://www.sec.gov/Archives/edgar/data/1103982/000156459019010015/mdlz-def14a_20190401.htm#ITEM_4_SHAREHOLDER_PROPOSAL_REPORT_ON_E

2

http://www.mightyearth.org/wp-content/uploads/2017/09/chocolates_dark_secret_english_web.pdf

3

“‘Death by a thousand cuts’: vast expanse of rainforest lost in 2018,” The Guardian, April 25, 2019 at https://www.theguardian.com/environment/2019/apr/25/death-by-a-thousand-cuts-vast-expanse-rainforest-lost-in-2018

4

“The Impact of Supplier Sustainability Risk on Shareholder Value,” Seongtae, Kim; Stephan M. Wagner; Claudia Colicchia, 17 November 2018, at https://doi.org/10.1111/jscm.12188

5

“Nestle, Cargill Again Face Suit by Ex-Slaves in Cocoa Fields,” Bloomberg, October 23, 2018 at https://www.bloomberg.com/news/articles/2018-10-23/u-s-appeals-court-revives-slavery-suit-against-nestle-cargill

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

April 29, 2019	Page 2

Support for this proposal is warranted in order to mitigate:

1.	Reputational risk: Mondelez faces risks from shifting consumer demand and public awareness campaigns targeting companies linked to deforestation. Mondelez’ reputational risks will grow if it continues to be outpaced by its competitors, making it more vulnerable to civil society campaigns which target worst-in-class companies.
2.	Competitive risk: Over 2.1 million people have signed over 100 petitions asking for more ethical chocolate. Mondelez lags behind its peers in adopting comprehensive policies and providing adequate disclosure on progress to mitigate its exposure to forest-related and other environmental, human rights, and social risks. Further inaction could create competitive pressure potentially resulting in significant loss of market share.
3.	Supply chain risks: The environmental impacts caused by agriculture-driven deforestation can reduce agricultural productivity, leading to supply chain disruptions and associated expenses. Deforestation has already altered rainfall patterns in Ghana and the Ivory Coast, hurting supply chain predictability for the entire agricultural sector including cocoa. Additionally, supply chains that are illegally engaged in deforestation are vulnerable to disruption from new regulations and enforcement. Satellite maps have demonstrated that 30% of cocoa from Ivory Coast is sourced illegally from inside parks and protected areas.[6]
4.	Regulatory risks: US Congressman Elliot Engel has indicated he would be willing to champion US legislation on cocoa.[7] Germany, France and Belgium have called on the European Union to regulate deforestation and labor practices in the cocoa industry.

We urge you to vote FOR Proposal 4.

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6

http://www.mightyearth.org/six-maps-explain-ivory-coast-cocoa-crisis/

7

https://s3.amazonaws.com/s3.sumofus.org/images/RM_Engel_Letter_to_Mondalez_re_conservation1.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.